Exhibit 12
MARSHALL & ILSLEY CORPORATION
Computation of Ratio of Earnings to Fixed Charges
($000's)

	Nine Months
	Ended
	September 30,		Years Ended December 31,
Earnings:	2007		2006		2005		2004		2003		2002

Earnings before income taxes, extraordinary
items and cumulative effect of changes
in accounting principles	$985,154		$1,195,632		$1,057,654		$911,840		$724,507		$683,364

Fixed charges, excluding interest on deposits	638,159		692,646		463,209		281,244		267,379		301,518

Earnings including fixed charges but
excluding interest on deposits	1,623,313		1,888,278		1,520,863		1,193,084		991,886		984,882

Interest on deposits	906,223		1,058,713		544,920		276,102		228,216		283,385

Earnings including fixed charges and
interest on deposits	$2,529,536		$2,946,991		$2,065,783		$1,469,186		$1,220,102		$1,268,267

Fixed Charges:
Interest Expense:

Short-term borrowings	$169,498		$186,863		$106,333		$61,256		$81,070		$150,310

Long-term borrowings	446,793		476,625		330,144		196,440		163,348		127,343

One-third of rental expense for all operating
leases (the amount deemed representative
of the interest factor)	21,868		29,158		26,732		23,548		22,961		23,865

Fixed charges excluding interest on deposits	638,159		692,646		463,209		281,244		267,379		301,518

Interest on deposits	906,223		1,058,713		544,920		276,102		228,216		283,385

Fixed charges including interest on deposits	$1,544,382		$1,751,359		$1,008,129		$557,346		$495,595		$584,903

Ratio of Earnings to Fixed Charges:

Excluding interest on deposits	2.54	x	2.73	x	3.28	x	4.24	x	3.71	x	3.27	x

Including interest on deposits	1.64	x	1.68	x	2.05	x	2.64	x	2.46	x	2.17	x